UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STANDARD GOLD HOLDINGS, INC.

(Name of Subject Company (Issuer))

STANDARD GOLD HOLDINGS, INC.

(Name of Filing Persons (Issuer))

Convertible Promissory Notes issued January 2, 2011 – November 2, 2011

Warrants to Purchase Common Stock dated evenly with date of corresponding Note

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Sharon Ullman

Chief Executive Officer

Standard Gold Holdings, Inc.

611 Walnut Street

Gadsden, Alabama 35901

Phone: (888) 960-7347

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Brinen & Associates, LLC

7 Dey Street, Suite 1503

New York, New York 10007

Phone: (212) 330-8151

Facsimile: (212) 220-0207

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,620,157.56	$357.35

*	The transaction value is estimated solely for purposes of calculating the amount of the filing fee. The value of the Eligible Notes has been determined by calculating the value of the shares issuable under the Offer provided all holders exchange their Eligible Notes for the Shares.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

EXPLANATORY NOTE

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Standard Gold Holdings, Inc. on July 2, 2013 and is being filed solely to extend the Expiration Date to 11:59 P.M. (Eastern time) on August 2, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Standard Gold Holdings, Inc.

By:	/s/ Sharon Ullman
Name:	Sharon Ullman
Title:	Chief Executive Officer

Date: July 30, 2013